Exhibit (a)(1)(H)

Instructions for using this calculator:

•	This calculator is designed to show you how fluctuations in our class A common stock price can influence the exchange ratios

•	Select the original exercise price of your stock option in the yellow box

•	Enter the number of shares subject to your stock option in the white box

•	Enter the hypothetical closing price of our class A common stock on the expiration date in the blue box

•	For purposes of applying the exchange ratios, fractional shares underlying new stock options will be rounded down to the nearest whole share underlying such new stock options on a grant-by-grant basis

•	The exchange ratio will be displayed in the pink box

•	The number of new stock options you could be eligible to receive will be displayed in the green box

Calculator for Stock Option Exchange

1